TETRA TECHNOLOGIES, INC.
24955 Interstate 45 North
The Woodlands, TX 77380
(281) 367-1983

May 13, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TETRA Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-264709

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TETRA Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-264709) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 17, 2022, or as soon as practicable thereafter.

Very truly yours

TETRA Technologies, Inc.

By:	/s/ Alicia P. Boston
Alicia P. Boston
General Counsel and Chief Compliance Officer